Mail Stop 3561

February 20, 2008

Patricia Gallup
Chairman and Chief Executive Officer
PC Connection, Inc.
Rt. 101A, 730 Milford Road
Merrimack, NH 03054

> **Re: PC Connection, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **File No. 0-23827**

Dear Ms. Gallup:

We have reviewed your response letter dated February 8, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Executive Compensation
Compensation Discussion and Analysis, page 10

1.   We note your response to prior comment eight from our letter dated December 31, 2007. Please provide us with the proposed disclosure in response to this comment using the "current initiatives and stated goals" for the fiscal year ended December 31, 2007.

Executive Bonus Plan, page 12

2.   We note your response to prior comment 10 from our letter dated December 31, 2007. Please provide us with the proposed disclosure in response to this comment with respect to the fiscal year ended December 31, 2007.

3.   We note your response to prior comment 11 from our letter dated December 31, 2007. You refer us to your response to comments 8 and 10, however, those responses would appear to address corporate goals, not individual ones. Please articulate the individual goals related to awards under the executive bonus plan you rely upon and state whether they were achieved in 2007.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director